UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Ameristar Casinos. Inc.

(Name of Issuer)

Common stock, par value $.01

(Title of Class of Securities)

03070Q101

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03070Q101

(1)	Names of reporting persons PAR Investment Partners, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization State of Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 2,615,840 Common stock, par value $.01
(6) Shared voting power None
(7) Sole dispositive power 2,615,840 Common stock, par value $.01
(8) Shared dispositive power None
(9)	Aggregate amount beneficially owned by each reporting person 2,615,840 Common stock, par value $.01
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 7.97% Common stock, par value $.01
(12)	Type of reporting person (see instructions) PN

CUSIP No. 03070Q101

(1)	Names of reporting persons PAR Group, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization State of Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 2,615,840 Common stock, par value $.01
(6) Shared voting power None
(7) Sole dispositive power 2,615,840 Common stock, par value $.01
(8) Shared dispositive power None
(9)	Aggregate amount beneficially owned by each reporting person 2,615,840 Common stock, par value $.01
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 7.97% Common stock, par value $.01
(12)	Type of reporting person (see instructions) PN

CUSIP No. 03070Q101

(1)	Names of reporting persons PAR Capital Management, Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization State of Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 2,615,840 Common stock, par value $.01
(6) Shared voting power None
(7) Sole dispositive power 2,615,840 Common stock, par value $.01
(8) Shared dispositive power None
(9)	Aggregate amount beneficially owned by each reporting person 2,615,840 Common stock, par value $.01
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 7.97% Common stock, par value $.01
(12)	Type of reporting person (see instructions) CO

Item 1(a) Name of issuer:

Ameristar Casinos, Inc.

Item 1(b) Address of issuer’s principal executive offices:

3773 Howard Hughes Parkway

Suite 490 South

Las Vegas, NV 89169

2(a) Name of person filing:

PAR Investment Partners, L.P.

PAR Group, L.P.

PAR Management, Inc.

2(b) Address or principal business office or, if none, residence:

PAR Capital Management, Inc.

One International Place, Suite 2041

Boston, MA 02110

2(c) Citizenship:

State of Delaware

2(d) Title of class of securities:

Common stock, par value $.01

2(e) CUSIP No.:

03070Q101

Item 3. If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8);

(e) ☒ An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);

(j) ☐ A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k) ☐ Group, in accordance with §240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:

Item 4. Ownership

(a)	Amount beneficially owned:

2,615,840 common stock, par value $.01

(b)	Percent of class:

7.97% common stock, par value $.01

(i)	Sole power to vote or to direct the vote:

2,615,840 common stock, par value $.01

(ii) Shared power to vote or to direct the vote:

(iii) Sole power to dispose or to direct the disposition of :

2,615,840 common stock, par value $.01

Item 5. Ownership of 5 Percent or Less of a Class.:

Not applicable

Item 6. Ownership of More than 5 Percent on Behalf of Another Person:

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable

Item 8. Identification and Classification of Members of the Group

Not applicable

Item 9. Notice of Dissolution of Group:

Not applicable

Item 10. Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2013

PAR INVESTMENT PARTNERS, L.P.

By:	PAR Group, L.P.
its general partner

By:	PAR Capital Management, Inc.
its general partner

By:	/s/ Steven M. Smith
Steven M. Smith, Chief Operating Officer

PAR GROUP, L.P.

By:	PAR Capital Management, Inc.
its general partner

By:	/s/ Steven M. Smith
Steven M. Smith, Chief Operating Officer

PAR CAPITAL MANAGEMENT, L.P.

By:	/s/ Steven M. Smith
Steven M. Smith, Chief Operating Officer

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the COMMON STOCK, PAR VALUE $.01 of Ameristar Casinos, Inc. and further agree that this Agreement be included as an exhibit to such filing. Each party to the agreement expressly authorized each other party to file on its behalf any and all amendments to such statement. Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.

In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 14th day of February, 2013.

PAR INVESTMENT PARTNERS, L.P.

By:	PAR Group, L.P. its general partner

By:	PAR Capital Management, Inc. its general partner

By:	/s/ Steven M. Smith
Steven M. Smith, Chief Operating Officer

PAR GROUP, L.P.

By:	PAR Capital Management, Inc. its general partner

By:	/s/ Steven M. Smith
Steven M. Smith, Chief Operating Officer

PAR CAPITAL MANAGEMENT, L.P.

By:	/s/ Steven M. Smith
Steven M. Smith, Chief Operating Officer